Exhibit 13

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (“Grown Rogue” or the “Company”)
550 Airport Road
Medford, Oregon
United States 97504

Item 2	Date of Material Change

August 28, 2024, August 30, 2024 and August 31, 2024.

Item 3	News Release

Three news releases were issued by the Company on August 28, 2024, August 30, 2024 and September 2, 2024 respectively through the facilities of Cision and were subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On August 28, 2024, the Company announced the commencement of Phase I operations by ABCO Garden State, LLC (“ABCO”), a licensed cannabis cultivator in New Jersey.

On August 30, 2024, the Company announced that it had received conversion notices from holders of 75,194.941 multiple voting shares in the capital of the Company (the “MV Shares”), representing all of the outstanding MV Shares, converting their MV Shares into 75,194,941 subordinate voting shares in the capital of the Company (the “SV Shares”).

On August 31, 2024, the Company granted options (the “Stock Options”) to purchase an aggregate of 6,755,000 SV Shares to certain directors, officers and employees. The Stock Options are exercisable at a price of $0.84 per SV Share, of which 5,355,000 expire three (3) years from the date of grant, and 1,400,000 expire five (5) years from the date of grant.

In addition to the aforementioned grant of Stock Options, the Company granted 454,200 Restricted Stock Units (“RSUs”) to certain directors of the Company. Upon vesting and settlement, each RSU represents the right to receive one SV Share of the Company. The RSUs all vest on January 1, 2025.

Item 5.1	Full Description of Material Change

ABCO

On August 28, 2024, the Company announced the commencement of Phase I operations by ABCO, a licensed cannabis cultivator in New Jersey. Grown Rogue owns a 44% equity interest in ABCO, holds an option to acquire an additional 26% for approximately US$720,000, and has the right to acquire all remaining equity at fair market value.

MV Conversion

On August 30, 2024, the Company announced that it had received conversion notices from holders of 75,194.941 MV Shares, representing all of the outstanding MV Shares, converting their MV Shares into 75,194,941 SV Shares. Following the completion of the MV Conversion, the Company has 222,276,113 SV Shares and nil MV Shares outstanding.

Stock Option and RSU Grant

On August 31, 2024 the Company granted Stock Options to purchase an aggregate of 6,755,000 SV Shares to certain directors, officers and employees. The Stock Options are exercisable at a price of $0.84 per SV Share, of which 5,355,000 expire three (3) years from the date of grant, and 1,400,000 expire five (5) years from the date of grant. 6,705,000 Stock Options vest as follows: 1/3 on December 31, 2024, 1/3 on December 31, 2025 and 1/3 on December 31, 2026. 50,000 Stock Options vest on August 31, 2025.

In addition to the aforementioned grant of Stock Options, the Company granted 454,200 RSUs to certain directors of the Company. Upon vesting and settlement, each RSU represents the right to receive one SV Share of the Company. The RSUs all vest on January 1, 2025.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler
Chief Executive Officer
Tel: +1 458 226 2100
Email: obie@grownrogue.com

Item 9	Date of Report

September 9, 2024.